SCHEDULE 13G
Ingram Micro Inc.
Class A Common Stock $.01 Par Value
Cusip #457-153-10-4


Cusip #:  457-153-10-4
Item 1:   Reporting Person - Tiger
Management
L.L.C.
Item 4:   Delaware
Item 5:   None
Item 6:   1,929,100
Item 7:   None
Item 8:   1,929,100
Item 9:   1,929,100
Item 11:  7.5%
Item 12:  IA


Cusip #:  457-153-10-4
Item 1:   Reporting Person - Tiger
Performance L.L.C.
Item 4:   Delaware
Item 5:   None
Item 6:   951,025
Item 7:   None
Item 8:   951,025
Item 9:   951,025
Item 11:  3.7%
Item 12:  IA



Cusip #:  457-153-10-4
Item 1:   Reporting Person - Panther
Partners, L.P.
Item 4:   Delaware
Item 5:   None
Item 6:   125,075
Item 7:   None
Item 8:   125,075
Item 9:   125,075
Item 11:  0.5%
Item 12:  IV  PN



Cusip #:  457-153-10-4
Item 1:   Reporting Person - Panther
Management Company, L.P.
Item 4:   Delaware
Item 5:   None
Item 6:   125,075
Item 7:   None
Item 8:   125,075
Item 9:   125,075
Item 11:  0.5%
Item 12:  IA  PN


Cusip #:  457-153-10-4
Item 1:   Reporting Person - Julian H.
Robertson, Jr.
Item 4:   U.S.
Item 5:   None
Item 6:   3,005,200
Item 7:   None
Item 8:   3,005,200
Item 9:   3,005,200
Item 11:  11.7%
Item 12:  IN


Item 1 (a).  Ingram Micro Inc.

Item 1 (b).  1600 E. St. Andrew Place, Santa
Ana, California  92799-5125

Item 2 (a).  This statement is filed on
behalf of Tiger Management L.L.C. ("TMLLC"),
Tiger Performance L.L.C. ("TPLLC"), Panther
Partners, L.P. ("Panther") and Panther
Management Company, L.P. ("PMCLP").

Julian H. Robertson, Jr. is the ultimate controlling person of TMLLC, TPLLC and PMCLP.

Item 2 (b). The address of each reporting person is 101 Park Avenue, New York, NY
10178.

Item 2 (c). Incorporated by reference to item (4) of the cover page pertaining to each reporting person.

Item 2 (d). Class A Common Stock $.01 par value.

Item 2 (e).  CUSIP Number:  457-153-10-4

Item 3.  Panther is an investment company
registered under Section 8 of the Investment
Company Act. Each of TMLLC, TPLLC and PMCLP is an investment adviser registered under
Section 203 of the Investment Advisers Act of
1940.

Item 4.  Ownership as of March 31, 1997 is
incorporated by reference to items (5) - (9) and (11) of the cover page pertaining to each reporting person.

Item 5.  Not applicable.

Item 6.  Other persons are known to have the
right to receive dividends from, or proceeds from the sale of, such securities. The interest of one such person, The Jaguar Fund
N.V., a Netherland Antilles corporation, is more than 5%.

Item  7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing below, I certify that,
to the best of my knowledge and belief, the securities referred to above were acquired inthe ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 1997
TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P.,
its General Partner

By:  Panther Management Corporation,
its General Partner

PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated 1/27/95
On File with Schedule 13G for Kohl's
Corp. 2/7/95


AGREEMENT

The undersigned agree that this Schedule
13G dated April 9,1997 relating to
shares of Class A common stock of Ingram
Micro Inc. shall be filed on behalf of
each of the undersigned.


TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P.,
its General Partner

By:  Panther Management Corporation,
its General Partner

PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated 1/27/95

On File with Schedule 13G for Kohl's

Corp. 2/7/95